Exhibit 99.1

NEWS RELEASE
OTCQB: CPPXF

CONTINENTAL RECEIVES IN-PRINCIPAL APPROVAL OF FIRST REFINERY

Samarinda, Kalimantan Timur, Indonesia, 3 November 2017 - Continental Energy Corporation (OTCQB: CPPXF) (the “Company”) today announced that its Indonesian subsidiary PT Continental Hilir Indonesia ("CHI") has received the in-principal approval of the Governor of the Indonesian province of East Kalimantan for the construction and operation of a crude oil refinery to be built at KIPI Maloy located in the Kutai Timur Regency of East Kalimantan.

The approval includes the Company's plan for the Phase-1 construction of a simple refinery of 6,000 barrels of crude oil per day capacity; plus an associated 10MW electrical power generation facility utilizing heavy fuel oil produced by the refinery, and a tank farm for crude oil feedstock and refined product storage. The Phase-1 refinery will produce diesel fuel, B30 biodiesel, LPG, naphtha, marine fuel oil, and residual fuel oil for local sale direct to industry, distributors, and consumers within the East Kalimantan region. During Phase-1, the Company has made arrangements with an internationally recognized oil trader to supply imported crude oil to the refinery, until such time as crude oil feedstock can be purchased under long term contracts from local oil producers within the East Kalimantan Province The Company expects that the total investment for Phase-1 to be US$ 50 Million and targets end of December 2018 for commissioning and delivering of first refined products. Pre-fabricated modular refinery units sourced from the USA, and erected on site, are expected to provide a fast track to realization of the project in accordance with the Indonesian "KLIK" national policy for facilitating capital investments that involve expedited construction schedules.

Phase-2 of the Company's plan will increase the capacity of the refinery to 24,000 barrels per day and add complex equipment to permit the production of automotive gasoline and jet fuel. Phase-2 is expected to increase the total project investment to US$ 150 Million and produce first refined products by the end of 2020.

KIPI Maloy is a new international port and industrial park built within the Maloy Batuta Trans Kalimantan special economic zone (the "KEK-MBTK"). The KEK-MBTK is one of eight special economic zones established by the Indonesian federal government to provide comprehensive facilities to domestic and foreign investors. The KEK-MBTK was built by, and is directly administered by, the regional governments of East Kalimantan Province and of Kutai Timur Regency. Investors in the KEK-MBTK enjoy special licensing procedures and fiscal incentives, including beneficial import and export terms for international trade.

The Company intends to build, own, and operate the KIPI Maloy refinery through PT Kilang Kaltim Continental, a special purpose Indonesian corporation established for foreign direct investment. The Company is in discussion with several interested financial partners, project funding sources, and lenders located in Indonesia, Dubai, and the USA.

Managing Director of the Company's CHI subsidiary, Karsani Aulia, "We are proud to be awarded this opportunity to participate in the economic growth and development of East Kalimantan and Kutai Timur. The Continental's team's long business experience and technical expertise in Indonesian oil and gas has earned us the trust to undertake this opportunity. We are confident we can make a substantial contribution to implementing the master plan for the region's economic development under the visionary guidance of Drs. H. Awang Farouk Ishak, MM, MSi, Governor of East Kalimantan, and Ir. H. Ismanundar, MT, Regent of Kutai Timur. We expect the KIPI Maloy refinery to be the first of many future Continental projects within this rapidly growing region." Company CEO, Rich McAdoo, said of the approval "The development of our KIPI Maloy refinery represents a long term commitment by Continental to the Province of East Kalimantan and to the Regency of Kutai Timur. We look forward to being both an active partner and a bridge for other foreign investors to participate in the many other exciting opportunities for commercial developments within these two resource rich and high economic potential regions of Indonesia."

On behalf of the Company,
Richard L. McAdoo
Chief Executive Officer

Source: Continental Energy Corporation
Media Contact: Byron Tsokas, Vice President, (1-403-629-8840) btsokas@continentalenergy.com
Further Information is posted on the Company's website at: www.continentalenergy.com

No securities regulatory authority has either approved or disapproved the contents of this news release.

Forward Looking Statements - Any statements in this news release that are not historical or factual at the date of this release are forward looking statements. There are many factors which may cause actual performance and results to be substantially different from any plans or objectives described in any forward looking statements. In this release, there are no assurances that the Company's planned refineries will be realized. Readers should also refer to the risk disclosures outlined in the Company's regulatory disclosure documents filed with the US SEC available at www.sec.gov. The Company assumes no obligation to update the information in this release.